UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Squarespace, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85225A107	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,586,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,586,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,586,169 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

1	Includes 16,751 shares of Class A common stock that were issued upon the settlement of restricted stock units granted to Anton J. Levy, who is an employee of General Atlantic Service Company, L.P. (“GASC”) and director of Squarespace, Inc. and holds the securities solely for the benefit of GASC, which is controlled by the Partnership Committee (as defined below).

CUSIP No. 85225A107	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 85225A107	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON General Atlantic (SQRS II), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,418
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,418
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,418
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 85225A107	SCHEDULE 13D	Page 11 of 19

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) of Squarespace, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014.

Item 2. Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic, L.P., a Delaware limited partnership (“GA LP”);

(ii)	General Atlantic Partners 100, L.P., a Delaware limited partnership (“GAP 100”);

(iii)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(iv)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(v)	GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”);

(vi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);

(vii)	General Atlantic (SPV) GP, LLC, a Delaware limited liability company (“GA SPV”);

(viii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”); and

(ix)	General Atlantic (SQRS II), L.P., a Delaware limited partnership (“GA SQRS II”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP 100, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

The address of the GA Funds, GA LP, GA SPV, GA GenPar, and GA SQRS II is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 85225A107	SCHEDULE 13D	Page 12 of 19

GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and GAP 100 share beneficial ownership of the shares of Class A common stock held by GA SQRS II. The general partner of GA SQRS II is GA SPV. The general partner of GAP 100 is GA GenPar and the general partner of GA GenPar is GA LP. GA LP, which is controlled by the Partership Committee of GASC MGP, LLC (the “Partnership Committee”), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. By virtue of the foregoing, the GA Funds, GA SPV, GA GenPar, and GA LP may be deemed to share voting power and the power to direct the disposition of the shares that GA SQRS II owns of record. Each of the members of the Partnership Committee disclaims ownership of the shares of Class A common stock reported herein except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Partnership Committee is as a managing director of GA LP. The Partnership Committee is formerly the Management Committee, with composition effective pending applicable regulatory approvals.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons obtained the funds for the purchases of Class A common stock reported herein from contributions from the GA Funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A common stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, management of the Company, one or more members of the board of directors of the Company (the “Board”), and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Class A common stock. The Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including, without limitation, changing their current intentions with respect to any or all matters required to be disclosed in this Statement. As described in Item 6 below, pursuant to the Voting and Support Agreement (as defined below in Item 6), the Reporting Persons have the right to nominate one designee to the Board for election at any meeting of the Company’s stockholders called for the purpose of electing directors (occurring before, and excluding, the Company’s third annual meeting following the Company’s direct listing). Pursuant to the Voting and Support Agreement, the Reporting Persons have designated one nominee currently sitting on the Board.

CUSIP No. 85225A107	SCHEDULE 13D	Page 13 of 19

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon an aggregate of 94,488,982 shares of Class A common stock outstanding, consisting of (i) 89,530,637 shares of Class A common stock reported by the Company to be outstanding as of May 9, 2024 as reflected in Section 3.7 of the Merger Agreement (as defined in Item 6 herein) filed as an exhibit to the Company’s Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2024, and (ii) 4,958,345 shares of Class A common stock issuable upon conversion of the Class B common stock, par value $0.0001 per share (“Class B common stock”) held by GA SQRS II.

By virtue of the fact that (i) the GA Funds contributed the capital to fund the purchases, and share beneficial ownership of, the shares of Class A common stock and Class B common stock held of record by GA SQRS II, (ii) GA SPV is the general partner of GA SQRS II, (iii) GA GenPar is the general partner of GAP 100, (iv) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar and the sole member of GA SPV, and (v) the members of the Partnership Committee control the investment decisions of GA LP, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A common stock beneficially owned by GA SQRS II.

Anton J. Levy, an employee of GASC and director of Squarespace, Inc., holds 16,751 shares of Class A common stock that were issued upon the settlement of restricted stock units granted to him and holds the securities solely for the benefit of GASC, which is controlled by the Partnership Committee.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of Class A common stock indicated on row (11) on such Reporting Person’s cover page included herein.

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described in Item 6 and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a “group” with Accel Leaders 3 L.P. (together with certain of its affiliated funds, “Accel”), Anthony Casalena (the “Founder”), the Casalena Foundation and/or certain of their affiliates. However, each Reporting Person expressly disclaims beneficial ownership of the shares of Class A common stock beneficially owned by Accel, the Founder, the Casalena Foundation or any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of Class A common stock that are beneficially owned by Accel, the Founder, the Casalena Foundation or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by Accel, the Founder, the Casalena Foundation or any other reporting person(s).

CUSIP No. 85225A107	SCHEDULE 13D	Page 14 of 19

Based on the Schedule 13D filed by Accel with the SEC on May 20, 2024, Accel beneficially owns 14,514,196 shares of Class A common stock of the Company. Based on an aggregate of 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, Accel beneficially owns approximately 16.2% of the outstanding shares of Class A common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

Based on the Schedule 13D filed by the Founder and the Casalena Foundation with the SEC on May 20, 2024, the Founder beneficially owns 45,872,299 shares of Class A common stock of the Company and the Casalena Foundation beneficially owns 4,208,674 shares of Class A common stock. Based on an aggregate of (i) 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, and (ii) 42,886,410 shares of Class A common stock issuable upon conversion of the Class B common stock held by the Founder and certain of his affiliates, the Founder beneficially owns approximately 34.6% of the outstanding shares of common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i). Based on an aggregate of 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, the Casalena Foundation beneficially owns approximately 4.7% of the outstanding shares of Class A common stock.

Accordingly, in the aggregate, the Reporting Persons, Accel, the Founder, the Casalena Foundation and/or certain of their affiliates may be deemed to beneficially own 80,181,338 shares of Class A common stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 58.4% of the total shares of common stock of the Company based on (i) 89,530,637 shares of Class A common stock stated to be outstanding as of May 9, 2024 in Section 3.7 of the Merger Agreement, and (ii) 47,844,755 shares of Class A common stock issuable upon conversion of the Class B common stock held by the Reporting Persons and the Founder and certain of his affiliates.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Class A common stock indicated on row (8) on such Reporting Person’s cover page that may be deemed to be beneficially owned by each of them.

(c) None of the Reporting Persons has effected any transaction in shares of Class A common stock in the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. 85225A107	SCHEDULE 13D	Page 15 of 19

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the Partnership Committee may, from time to time, consult among themselves and coordinate the voting and disposition of shares of Class A common stock and Class B common stock held of record by GA SQRS II as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Class A common stock and Class B common stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on May 20, 2024 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated May 10, 2021, by and among the Company, GA SQRS II and the other stockholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, subject to the terms and conditions of the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 2.

Pursuant to a Voting and Support Agreement, dated as of May 10, 2021 (the “Voting and Support Agreement”), among GA SQRS II (together with its related parties, “GA”), the Founder, the Company and the other individuals and entities from time to time party thereto, the Founder has agreed to certain arrangements with respect to the shares of Class A common stock and Class B common stock held by the Founder and certain entities affiliated with the Founder, including to vote to elect the individual nominated by GA to the Board in accordance with the terms of the Voting and Support Agreement. The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, which is attached hereto as Exhibit 3.

In connection with the Company's execution of an agreement and plan of merger, dated May 13, 2024 (the “Merger Agreement”), GA SQRS II entered into a support agreement (the “GA Support Agreement”) with the Company and Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), pursuant to which GA SQRS II agreed, among other things, that it will vote its shares of Class A and Class B common stock in favor of the adoption of the Merger Agreement and the approval of the merger and against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the merger or any of the transactions contemplated by the Merger Agreement. The GA Support Agreement also includes certain restrictions on transfer of shares of Class A common stock and Class B common stock held by GA SQRS II. In addition, GA SQRS II agreed to contribute to a direct or indirect parent company of Parent a portion of its holdings of Company common stock in exchange for equity interests in such direct or indirect parent company of Parent that would result in GA SQRS II indirectly owning approximately 8.3% of the Company following the consummation of the merger (the “GA Rollover”). The GA Rollover is conditioned, among other things, on the substantially contemporaneous funding of Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, the “Accel Parties”) of its obligations under its equity commitment letter with Parent and contribution of certain shares of Class A common stock and/or Class B common stock held by the Accel Parties and the Founder (together with the Casalena Foundation and certain related parties, the “Casalena Parties”), as applicable, to a direct or indirect parent company of Parent, in each case in exchange for equity interests in such direct or indirect parent company of Parent that would result in the Accel Parties and the Casalena Parties indirectly owning approximately 8.8% and 32.7%, of the Company, respectively, following the consummation of the merger, pursuant to and in accordance with the terms and conditions of the equity commitment letter or support agreements, as applicable, signed by the Accel Parties and the Casalena Parties. In addition, the consent of GA SQRS II is required for (i) any amendments to the respective support agreements signed by the Accel Parties and the Casalena Parties (ii) entry by the Company and Parent into any side agreements with any other parties, and (iii) certain material adverse amendments to the Merger Agreement. The consent of both the Accel Parties and the Casalena Parties is required for any amendments to the GA Support Agreement, and each has rights equivalent to clauses (ii) and (iii) of the previous sentence. The information in this paragraph is qualified in its entirety by reference to the GA Support Agreement, a copy of which is filed as Exhibit 4, and which is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 85225A107	SCHEDULE 13D	Page 16 of 19

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2:	Registration Rights Agreement by and among the Company, GA SQRS II and the other stockholders of the Company listed therein, dated May 10, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report filed on Form 10-K on February 28, 2024).

Exhibit 3:	Voting and Support Agreement by and among the Company, GA SQRS II and the other stockholders of the Company listed therein, dated May 10, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report filed on Form 10-K on February 28, 2024).

Exhibit 4:	GA Support Agreement, dated May 13, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report filed on Form 8-K on May 13, 2024).

CUSIP No. 85225A107	SCHEDULE 13D	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 20, 2024

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 85225A107	SCHEDULE 13D	Page 18 of 19

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 85225A107	SCHEDULE 13D	Page 19 of 19

GENERAL ATLANTIC (SQRS II), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Partnership Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
David C. Hodgson	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States